

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Henry Nisser
President and General Counsel
Ault Disruptive Technologies Corporation
100 Park Avenue, Suite 1658A
New York, NY 10017

     Re: **Ault Disruptive Technologies Corporation**
            Form 10-K for the Year Ended December 31, 2021
            Filed April 15, 2022
            File No. 001-41171

Dear Henry Nisser:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction

cc: Spencer Feldman